EXHIBIT 99.1

New Found Gold Expands and Confirms Continuity of High-Grade Gold Mineralization at the Keats West Zone

Vancouver, BC, July 9, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the first drill results from the Company’s 2025 Work Program at its 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada.

Highlights - Keats West1 in the AFZ Core:

•	Keats West open pit infill drilling:
•	55.0 g/t of Au over 35.05 m (NFGC-24-2254)[2]
•	20.7 g/t Au over 18.05 m (NFGC-24-2258).
•	15.4 g/t Au over 16.70 m (NFGC-24-2260).
•	Confirms continuity of multiple domains of high-grade gold within Keats West.
•	Defines regions of new gold mineralization within the proposed Keats West open pit that are currently outside of the MRE[3] block model.
•	Keats West UG[4] infill drilling:
•	7.08 g/t Au over 15.55 m (NFGC-24-2243A).
•	Demonstrates potential to expand high-grade mineralization beyond the current open pit extents.

Melissa Render, President of New Found Gold stated: “Today’s results confirm the continuity and high-grade tenor of gold mineralization at Keats West, as well as the in-pit and near-pit expansion potential. These domains of high-grade mineralization start at surface and remain above a vertical depth of 150 metres and are located in proximity to other key zones, such as Iceberg and Keats in the AFZ Core area. Project advancement following the release of the initial MRE in March 2025 is focused on derisking high priority open pits, like Keats West with infill drilling targeting the higher-grade portions to start.”

Results Summary

This news release includes results from 2,691 m of drilling in 22 diamond drill holes (“DDH”) completed in Q2/25 as part of an infill program at Keats West in the AFZ Core (Tables 1 to 3). The program has been designed to target mineralization within the Keats West MRE open pit constraints, first focussing on converting resource blocks to indicated classification thereby increasing the confidence level in high-grade domains. In addition, results are reported from infill drilling, completed immediately beyond the south end of the proposed Keats West open pit within a preliminary UG panel.

__________________________________

1 Keats West = Keats West zone

2 g/t = grams per tonne, Au = gold, m = metres

3 MRE = Mineral resource estimate

4 UG = underground

Keats West Open Pit Infill:

•	Keats West highlight infill holes targeting the high-grade domains announced today include 55.0 g/t Au over 35.05 m (NFGC-25-2254), 20.7 g/t Au over 18.05 m (NFGC-25-2258), 15.4 g/t Au over 16.70 m (NFGC-25-2260) and 13.1 g/t Au over 10.60 m (NFGC-25-2245). These intercepts demonstrate the strong continuity of the high-grade corridors within the hosting Keats West fault zone that has a mineralized footprint of 315 m wide by 305 m long, with true widths averaging 20 m and ranging up to 50 m (Figure 1).

•	Multiple regions within the Keats West open pit tested by the infill program intercepted significant mineralization outside of the current MRE block model. Intervals in these regions include 4.29 g/t Au over 22.00 m (NFGC-25-2242), 2.85 g/t Au over 33.85 m (NFGC-25-2247), 1.31 g/t Au over 30.00 m (NFGC-25-2257) and 10.6 g/t Au over 4.85 m (NFGC-25-2245) (Figure 2).

•	Overall, the results correlate well to the MRE block model, with local fluctuations where grades were either higher or lower than anticipated.

•	Keats West mineralization occurs within a gently south-southwest dipping fault zone that hosts a series of stacked and cross-cutting gold-bearing quartz veins on the west side of the AFZ in the AFZ Core area. The high-grade mineralization starts at surface and extends to depths of 150 m vertical, a shallowly positioned gold system.

Keats West UG Infill:

•	7.08 g/t Au over 15.55 m (NFGC-25-2243A) was intersected at the south end of the Keats West zone, immediately beyond the proposed open pit, within the extents of one 50 m long preliminary UG panel that contributed to the MRE in the Keats West area (Figures1 and 2). Follow up drilling has been completed in this sparsely tested region; results of this program are pending.

Looking Ahead

The Company will continue the work program at Keats West in H2/25 to complete infill drilling targeting the remaining domains of lower grade material in addition to expansion drilling in new areas of mineralization within the open pit. Subject to obtaining positive results from the UG follow-up program, drilling at Keats West will work to expand the deeper portions of this zone. Infill drilling has also been completed at the Lotto and Lotto North zones, while step-out and infill drilling is ongoing at the Iceberg, K2, Dome-Lotto and Dropkick zones, as well as at AFZ Peripheral conceptual and early-stage exploration target areas.

The channel sampling at the Iceberg excavation that began in May 2025 is nearly complete. Results from ongoing work will be released as they become available.

Excavation of the Lotto Zone (‘Lotto”) is underway. The objective of this work is to expose a 210 m long segment of Lotto to add certainty to the geological model and assess grade continuity. Excavating will be followed by detailed mapping, channel sampling and additional definition drilling. Tightly spaced definition drilling targeting key segments of the Keats-Baseline Fault Zone that have been excavated will also commence in Q3/25 starting at Keats, followed by Iceberg.

On November 6, 2024, the Company announced it had engaged SLR Consulting (Canada) Ltd (“SLR”) to deliver an initial MRE and preliminary economic assessment (“PEA”). The MRE was announced on March 24, 2025, and a PEA is ongoing with a revised target completion date of early Q3/25. This is an important milestone for the Project as it will provide preliminary project economics in addition to defining the work programs that will allow the Company to advance the Project. Mine design and planning, metallurgical processing and economic optimizations will be conducted by SLR to complete the PEA.

Table 1: Drill Result Highlights

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2242	59.00	81.00	22.00	4.29	Unknown	Keats West
Including	60.65	61.15	0.50	26.62	Unknown
Including	65.00	67.00	2.00	18.06	80-95
Including	73.00	74.05	1.05	10.95	80-95
NFGC-25-2243A	114.75	130.30	15.55	7.08	Unknown	Keats West
Including	114.75	115.25	0.50	21.32	Unknown
Including	117.85	118.45	0.60	13.49	65-95
Including	119.00	119.70	0.70	67.38	65-95
Including	122.00	122.50	0.50	13.59	65-95
Including	129.20	129.75	0.55	15.62	65-95
NFGC-25-2245	14.90	19.75	4.85	10.63	Unknown	Keats West
Including	16.65	17.25	0.60	73.37	Unknown
And	141.10	151.70	10.60	13.07	55-85
Including	148.95	149.50	0.55	12.48	55-85
Including	150.25	151.70	1.45	77.61	55-85
NFGC-25-2247	11.80	45.65	33.85	2.85	85-100	Keats West
NFGC-25-2248	30.90	51.90	21.00	1.73	70-100	Keats West
Including	51.00	51.90	0.90	12.09	70-100
NFGC-25-2251	92.85	105.25	12.40	1.55	70-100	Keats West
NFGC-25-2252	62.00	73.25	11.25	2.28	65-95
NFGC-25-2254	105.60	140.65	35.05	54.95	45-75	Kest West
Including	115.30	116.80	1.50	24.44	45-75
Including	119.05	119.70	0.65	79.61	45-75
Including	122.75	126.90	4.15	328.24	45-75
And Including	125.55	126.20	0.65	1,359.59	45-75
Including	129.90	130.50	0.60	26.25	45-75
Including	138.60	140.10	1.50	244.57	45-75
NFGC-25-2256	34.70	46.10	11.40	2.25	80-100	Keats West
NFGC-25-2257	23.70	53.70	30.00	1.31	Unknown	Keats West
NFGC-25-2258	101.15	119.20	18.05	20.73	70-100	Keats West
Including	113.45	116.95	3.50	102.61	70-100
NFGC-25-2260	79.00	94.25	15.25	1.33	Unknown	Keats West
And	135.10	151.80	16.70	15.38	55-85
Including	145.30	146.95	1.65	139.13	55-85

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 22 drill holes are included in Table 2 and Table 3 below.

Figure 1: Inclined plan view map of the AFZ Core area.

A
SW
A'
NE
SURFACE
NFGC-25-2257
1.31 g/t Au / 30.00m
NFGC-22-773
18.6 g/t Au / 15.95m
NFGC-23-1741
10.3 g/t Au / 13.00m
KEATS WEST PIT CROSS-SECTION
(+/-15m)
DDH
Au (g/t)
0.5 - 1
1 - 3
3 - 10
10+
MRE 2025
Block Grade
(Au g/t)
50+
20
10
5
1
0.6
0.3
1.0 Revenue Factor
Shell MRE 2025
Previously
Released DDH
Current Assays
Reported
0m
25m
NEWFOUND
GOLD CORP
NFGC-22-990
42.8 g/t Au / 11.60m
NFGC-25-2243A
7.08 g/t Au / 15.55m
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-25-2245
13.1 g/t Au / 10.60m
NFGC-25-2254
55.0 g/t Au / 35.05m
NFGC-25-2260
15.4 g/t Au / 16.70m
1.33 g/t Au /15.25m
KEATS WEST PIT
INCLINED
PLAN VIEW MAP
Keats
Trench
Iceberg
Trench
A
A'
N
100m

Figure 2: Keats West cross-section (+/-15 m, looking northwest).

KEATS WEST PIT
(Looking Northeast)
DDH
Au (g/t)
0.5 - 1
1 - 3
3 - 10
10+
MRE 2025
Block Grade
(Au g/t)
50+
20
10
5
1
0.6
0.3
1.0 Revenue Factor
Shell MRE 2025
Previously
Released DDH
Current Assays
Reported
0m
50m
NEWFOUND
GOLD CORP
NFGC-25-2255
NFGC-25-2253
NFGC-25-2246
NFGC-25-2248
NFGC-25-2244
NFGC-25-2241
NFGC-25-2251
NFGC-25-2254
NFGC-25-2258
NFGC-25-2256
NFGC-25-2245
NFGC-25-2249
NFGC-25-2242
NFGC-25-2252
NFGC-25-2240
NFGC-25-2257
NFGC-25-2262
NFGC-25-2260
NFGC-25-2247
NFGC-25-2239
NFGC-25-2243A
NFGC-25-2250

Figure 3: Keats West pit looking northeast with reported holes highlighted.

Table 2: Summary of composite results reported in this news release for Keats West.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-2239	30.50	32.80	2.30	2.16	45-75	Keats West
And	40.60	48.95	8.35	1.25	80-95
NFGC-25-2240	36.00	39.05	3.05	1.14	80-95	Keats West
And	79.25	81.75	2.50	1.20	Unknown
NFGC-25-2241	37.70	39.85	2.15	1.14	50-80	Keats West
NFGC-25-2242	16.55	19.15	2.60	2.09	65-95	Keats West
And	31.05	35.55	4.50	1.20	65-95
And	59.00	81.00	22.00	4.29	Unknown
Including	60.65	61.15	0.50	26.62	Unknown
Including	65.00	67.00	2.00	18.06	80-95
Including	73.00	74.05	1.05	10.95	80-95
And	87.00	91.25	4.25	1.01	80-95
NFGC-25-2243A	114.75	130.30	15.55	7.08	Unknown	Keats West
Including	114.75	115.25	0.50	21.32	Unknown
Including	117.85	118.45	0.60	13.49	65-95
Including	119.00	119.70	0.70	67.38	65-95
Including	122.00	122.50	0.50	13.59	65-95
Including	129.20	129.75	0.55	15.62	65-95
NFGC-25-2244	28.85	31.65	2.80	1.07	65-95	Keats West
And	42.15	45.00	2.85	1.11	65-95
NFGC-25-2245	14.90	19.75	4.85	10.63	Unknown	Keats West
Including	16.65	17.25	0.60	73.37	Unknown
And	73.70	75.95	2.25	1.19	Unknown
And	92.75	99.05	6.30	1.06	Unknown
And	141.10	151.70	10.60	13.07	55-85
Including	148.95	149.50	0.55	12.48	55-85
Including	150.25	151.70	1.45	77.61	55-85
NFGC-25-2246	No Significant Values					Keats West
NFGC-25-2247	11.80	45.65	33.85	2.85	85-100	Keats West
And	53.15	57.45	4.30	6.99	Unknown
Including	53.15	53.90	0.75	24.77	Unknown
And	78.50	84.45	5.95	1.62	70-100
NFGC-25-2248	30.90	51.90	21.00	1.73	70-100	Keats West
Including	51.00	51.90	0.90	12.09	70-100
NFGC-25-2249	104.60	106.75	2.15	1.32	70-100	Keats West
And	110.85	113.30	2.45	1.05	70-100
NFGC-25-2250	No Significant Values					Keats West
NFGC-25-2251	81.90	84.80	2.90	1.09	60-90	Keats West
And	92.85	105.25	12.40	1.55	70-100
NFGC-25-2252	55.85	58.00	2.15	1.29	75-100	Keats West
And	62.00	73.25	11.25	2.28	65-95
And	90.75	94.00	3.25	2.38	60-90
NFGC-25-2253	26.00	29.10	3.10	1.43	75-100	Keats West
NFGC-25-2254	105.60	140.65	35.05	54.95	45-75	Kest West
Including	115.30	116.80	1.50	24.44	45-75
Including	119.05	119.70	0.65	79.61	45-75
Including	122.75	126.90	4.15	328.24	45-75
And Including	125.55	126.20	0.65	1,359.59	45-75
Including	129.90	130.50	0.60	26.25	45-75
Including	138.60	140.10	1.50	244.57	45-75

NFGC-25-2255	18.00	25.00	7.00	1.89	70-100	Keats West
NFGC-25-2256	12.00	14.60	2.60	6.92	Unknown	Keats West
Including	12.50	12.80	0.30	56.45	Unknown
And	28.00	30.35	2.35	1.55	80-100
And	34.70	46.10	11.40	2.25	80-100
And	50.10	52.15	2.05	1.29	85-100
And	82.15	89.85	7.70	3.13	85-100
NFGC-25-2257	11.00	19.45	8.45	2.62	Unknown	Keats West
Including	11.85	12.75	0.90	10.21	Unknown
And	23.70	53.70	30.00	1.31	Unknown
And	58.45	62.00	3.55	2.39	Unknown
NFGC-25-2258	101.15	119.20	18.05	20.73	70-100	Keats West
Including	113.45	116.95	3.50	102.61	70-100
NFGC-25-2260	11.90	14.50	2.60	1.17	Unknown	Keats West
And	79.00	94.25	15.25	1.33	Unknown
And	135.10	151.80	16.70	15.38	55-85
Including	145.30	146.95	1.65	139.13	55-85
NFGC-25-2262	47.00	49.80	2.80	3.09	60-90	Keats West
And	76.55	78.75	2.20	1.05	65-95
And	115.60	119.95	4.35	1.56	50-80
And	125.60	129.00	3.40	1.97	85-100

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-25-2239	350	-61	83	657945	5427848	Keats West
NFGC-25-2240	45	-70	89	657963	5428032	Keats West
NFGC-25-2241	15	-62	86	658057	5428077	Keats West
NFGC-25-2242	265	-72	119	658013	5427980	Keats West
NFGC-25-2243A	105	-53	170	657950	5427762	Keats West
NFGC-25-2244	345	-65	74	658091	5428093	Keats West
NFGC-25-2245	143	-70	194	658031	5427891	Keats West
NFGC-25-2246	344	-65	86	658118	5428092	Keats West
NFGC-25-2247	338	-82	107	658013	5427949	Keats West
NFGC-25-2248	100	-45	98	658122	5427970	Keats West
NFGC-25-2249	130	-62	191	658030	5427891	Keats West
NFGC-25-2250	132	-57.5	155	657949	5427762	Keats West
NFGC-25-2251	120	-66	143	658070	5427932	Keats West
NFGC-25-2252	58	-68	98	658027	5427808	Keats West
NFGC-25-2253	90	-45	74	658140	5427995	Keats West
NFGC-25-2254	142	-75	141	658050	5427905	Keats West
NFGC-25-2255	120	-45	59	658151	5428032	Keats West
NFGC-25-2256	350	-74	125	658040	5427927	Keats West
NFGC-25-2257	120	-52	131	657992	5427767	Keats West
NFGC-25-2258	102	-66	158	658050	5427905	Keats West
NFGC-25-2260	154	-68	173	658033	5427913	Keats West
NFGC-25-2262	66	-50	137	657992	5427769	Keats West

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. (“ALS”) since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario. ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of the Project and that the Project does not have any reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Mrs. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE at Queensway (see New Found Gold news release dated March 24, 2025). A preliminary economic assessment is underway, with completion scheduled for early Q3/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Project; the interpretation of the results and benefits of drilling programs; future drilling and the timing and expected benefits thereof; excavation and channel sampling; the initial resource estimate; potential resource expansion; potential resource conversion; the preliminary economic assessment and the expected funding, timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; future exploration and the focus and timing of same; the merits of the Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.